Exhibit 99.1
NiMin Energy Corp.
Consolidated Balance Sheets
March 31, 2011 and December 31, 2010
(Expressed in U.S. dollars)
(Unaudited)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$10,935,207	$9,490,005
Trade accounts receivable	2,844,871	1,823,667
Prepaid expenses	168,739	240,832
Prepaid well costs	87,447	21,378
Crude oil inventory	253,160	241,375
Other assets	1,798	1,798

Total current assets	14,291,222	11,819,055

Debt issuance costs (Note 7)	4,236,265	4,404,436
Restricted investments (Note 13)	803,469	803,469
Equipment (Note 4)	380,508	348,498
Crude oil and natural gas properties (Note 5):
Proved properties, net	66,705,072	64,055,964
Unproved properties	455,607	476,986

Total assets	$86,872,143	$81,908,408

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,196,185	$4,580,128
Accrued liabilities	845,747	1,069,564
Commodity derivative liability (Note 12d)	2,719,532	929,527

Total current liabilities	6,761,464	6,579,219
Long-term debt (Note 7)	36,000,000	36,000,000
Asset retirement obligations (Note 8)	945,705	1,309,789
Non-current commodity derivative liability (Note 12d)	1,061,791	310,757
Warrants (Note 9d)	6,129,748	5,631,515

Total liabilities	50,898,708	49,831,280

Commitments and contingencies (Notes 11 and 12)
Stockholders’ equity:
Common stock, no par value, unlimited shares authorized, issued and outstanding 66,567,076 as of March 31, 2011 and 61,690,977 as of December 31, 2010 (Note 9)	104,806,001	93,107,905
Additional paid in capital	10,536,434	9,861,010
Accumulated deficit	(79,369,000)	(70,891,787)

Total stockholders’ equity	35,973,435	32,077,128

Total liabilities and stockholders’ equity	$86,872,143	$81,908,408

See accompanying notes to consolidated financial statements.
Approved by the Board of Directors

(Signed) “Clancy Cottman”	(Signed) “Brian Bayley”

Director	Director

NiMin Energy Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31, 2011 and 2010
(Expressed in U.S. dollars)
(Unaudited)

	2011	2010
Petroleum and natural gas revenues	$5,232,273	$3,605,151

Expenses:
Operating costs	1,997,239	2,252,989
General and administrative (Note 9c)	2,533,684	1,789,189
Depreciation, depletion, amortization, and accretion	791,033	838,360
(Gain)/Loss on crude oil derivative contract (Note 12d)	2,634,971	(78,790)

	7,956,927	4,801,748

Income (loss) before other items	(2,724,654)	(1,196,597)

Interest income	12,628	12,192
Interest expense	(1,278,658)	(1,358,163)
Foreign exchange gain (loss)	164,888	(281,741)
Change in fair value of warrants (Note 9d)	(4,569,537)	2,603,196
Other	(81,880)	—

	(5,752,559)	975,484

Loss before income taxes	(8,477,213)	(221,113)

Net loss and comprehensive loss	(8,477,213)	(221,113)

	$(0.13)	$(0.00)

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2011 and 2010
(Expressed in U.S. dollars)
(Unaudited)

	2011	2010
Cash flows from operating activities:
Net loss	$(8,477,213)	$(221,113)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization, and accretion	791,032	838,360
Change in fair value of warrants	4,569,537	(2,603,196)
Unrealized foreign exchange (gain) loss	(164,888)	282,831
Stock-based compensation	696,446	699,602
Unrealized loss on crude oil derivative contract	2,541,038	64,865
Non-cash interest expense	168,171	667,753
(Increase) decrease in non-cash working capital:
Trade accounts receivable	(1,021,204)	(614,220)
Prepaid expenses	72,093	(164,986)
Crude oil inventory	(11,785)	161,771
Accounts payable and accrued liabilities	(1,455,899)	881,046
Other assets	—	(112,599)

Net cash provided by (used in) operating activities	(2,292,672)	(119,886)

Cash flows from investing activities:
Purchase of and expenditures on crude oil and natural gas properties	(3,969,085)	(2,105,295)
Purchase of equipment	(63,699)	(48,138)

Net cash used in investing activities	(4,032,784)	(2,153,433)

Cash flows from financing activities:
Proceeds from issuance of common shares (net of costs)	7,605,770	12,243

Net cash provided by financing activities	7,605,770	12,243

Change in cash and cash equivalents during the year	1,280,314	(2,261,076)
Cash and cash equivalents at beginning of year	9,490,005	3,142,218
Foreign exchange on cash and cash equivalents	164,888	(282,831)

Cash and cash equivalents at end of year	$10,935,207	$598,311

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,110,487	$667,753
See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Consolidated Statements of Stockholders’ Equity
Three months ended March 31, 2011
(Expressed in U.S. dollars)
(Unaudited)

						Total
	Common Stock		Additional Paid in	Additional Paid in	Accumulated	Stockholders’
	Shares	Amount	Capital - Warrants	Capital	Deficit	Equity
Balance at December 31, 2009	52,410,977	83,106,467	509,960	6,559,447	(58,505,342)	31,670,532

Exercise of options	80,000	74,552				74,552
Warrants expired			(584,942)	584,942		—
Reclassified from warrant liability			74,982			74,982
Issuance of common stock	9,200,000	11,018,492				11,018,492
Stock issuance cost		(1,091,606)				(1,091,606)
Stock-based compensation				2,716,621		2,716,621
Net loss					(12,386,445)	(12,386,445)

Balance at December 31, 2010	61,690,977	93,107,905	—	9,861,010	(70,891,787)	32,077,128

Exercise of options	29,999	59,436		(21,022)		38,414
Warrants exercised	4,846,100	7,567,356				7,567,356
Reclassified from warrant liability		4,071,304				4,071,304
Stock-based compensation				696,446		696,446
Net loss					(8,477,213)	(8,477,213)

Balance at March 31, 2011	66,567,076	$104,806,001	$—	$10,536,434	$(79,369,000)	$35,973,435

See accompanying notes to consolidated financial statements.

Interim Consolidated Financial Statements of
NIMIN ENERGY CORP.
As at and for the periods ended March 31, 2011 and 2010
Expressed in US dollars

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010
1	Description of the business and reorganization

NiMin Energy Corp. (the “Company” or “NiMin”) was incorporated under the name NiMin Capital Corp. under the Business Corporations Act (Alberta) on May 31, 2007. The Company changed its name to NiMin Energy Corp. on September 3, 2009, and consolidated its shares on the basis of one new post-consolidation share (“Common Share”) for each three existing common shares.

The principal business of the Company is conducted through its wholly owned subsidiary, Legacy Energy, Inc. (“Legacy”), a Delaware Corporation engaged in the exploration, development, and production of crude oil and natural gas properties in the states of California, Louisiana and Wyoming.

The Company was formerly organized as a limited liability company (LLC) on October 6, 2005 under the laws of the State of California. Effective August 2, 2007, Legacy Energy, LLC restructured the organization from a California LLC to a Delaware corporation by terms of a merger agreement, and split the units of Legacy Energy, LLC 10 for 1. Each stockholder received 10 shares of common stock in Legacy in exchange for each current unit of Legacy Energy, LLC. As a result of this transaction, there was no change in shareholder voting control or accounting implications.
a)	Reverse Triangular Merger

On July 17, 2009, NiMin Capital Corp. entered into a merger agreement with Legacy whereby NiMin Capital Corp. would acquire Legacy in a reverse triangular transaction effected by way of a merger (the “Merger”). NiMin Capital Corp. incorporated NiMin Merger Corp. (“AcquisitionCo”), a wholly owned U.S. subsidiary under the laws of the State of Delaware, solely for the purpose of effecting the proposed merger under which Legacy would merge with AcquisitionCo and as the surviving corporation would become a wholly owned subsidiary of NiMin.

On September 4, 2009, the Company acquired 100% of the issued and outstanding securities of Legacy by the issuance of 37,301,656 Common Shares in the Merger. As the surviving corporation, Legacy became a wholly-owned subsidiary of the Company. The Company issued a sufficient number of securities to the holders of securities of Legacy such that control of the Company passed to the former security holders of Legacy. As the former shareholders of Legacy controlled greater than 50% of the Company upon completion of the Merger, the Merger was accounted for as a reverse take-over of the Company.

Prior to the Merger, NiMin Capital Corp. consolidated its common shares, options, and warrants on the basis of one new common share, option, or warrant for three existing common shares, options, or warrants of NiMin Capital Corp. The shareholders of Legacy received one Common Share of the Company in exchange for each one of their Legacy shares of common stock. Holders of outstanding options and warrants of Legacy received replacement options and warrants of the Company.

In connection with the Merger, the Common Shares of NiMin, which previously traded on the TSX Venture Exchange (“TSX-V”) under the stock trading symbol NNI.P, were listed on the Toronto Stock Exchange (“TSX”) under the stock trading symbol “NNN”. The Common Shares were delisted from trading on the TSX-V at the closing on September 3, 2009, to facilitate the listing of the Common Shares on the TSX.

Control of the combined companies passed to the former shareholders of Legacy and therefore Legacy was considered the accounting acquirer. Consequently, the consolidated balance sheets and consolidated statements of operations, and cash flows include Legacy’s results of operations, deficit, and cash flows from inception and the Company’s results of operations and cash flows from September 4, 2009.

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010

At the date of the Merger, the fair values of the net assets of NiMin were as follows:

Cash and cash equivalents	$271,270
Accounts receivable	6,888
Accounts payable and accrued liabilities	(81,708)

Net assets acquired	$196,450

b)	Principles of Accounting

As Legacy is the acquirer for accounting purposes, the accompanying financial statements of the Company presented prior to September 4, 2009 are those of Legacy. Therefore after the Merger, references to “the Company” or “NiMin” refer to the consolidated entity and prior to September 4, 2009, refer to Legacy.
2	Basis of Presentation

The Company has filed a Form 20-F Registration Statement to register its common shares with the United States Securities and Exchange Commission (the “SEC”). The Company’s registration with the SEC became effective on December 19, 2010.

These unaudited interim financial statements of the Company have been prepared by management in accordance with U.S. GAAP and on a basis consistent with the Company’s audited December 31, 2010 consolidated financial statements except certain annual disclosures have been condensed or omitted. Accordingly, these unaudited interim financial statements should be read in conjunction with the notes contained in the Company’s audited consolidated financial statements. In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly the Company’s financial position as at March 31, 2011 and the results of its operations and cash flows for the three months ended March 31, 2011 and 2010. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the year ending December 31, 2011. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates.

3	Future Accounting Pronouncements

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its consolidated results of operations, financial position and cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on current or future earnings or operations.

4	Equipment

	March 31	December 31
	2011	2010

Equipment	$683,590	$619,892
Accumulated depreciation	(303,082)	(271,394)

Net book value	$380,508	$348,498

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010
5	Crude Oil and Natural Gas Properties

	March 31,	December 31
	2011	2010

Proved properties	$120,189,945	$116,799,184
Less: accumulated depletion of oil and gas properties	(11,299,073)	(10,557,420)
Less: accumulated impairments	(42,185,800)	(42,185,800)

Proved properties, net	$66,705,072	$64,055,964

Unproved properties, not being depleted	$455,607	$476,986
As of March 31, 2011, crude oil and natural gas properties includes $455,607 (December 31, 2010 — $476,986) relating to unproved properties which have been excluded from the depletion calculation. At March 31, 2011, future development costs related to the development of proved reserves of $83.5 million (December 31, 2010 — $87.8 million) are included in the depletion calculation. For the three-month period ended March 31, 2011, the Company’s depletion rate was $11.01 per barrel of oil equivalent (“boe”) (March 31, 2010 — $11.83 per boe).

The following is a summary of the Company’s crude oil and natural gas properties not subject to amortization as of March 31, 2011:

			Costs Incurred In
	Total	2011	2010	2009	Prior to 2009

Acquisitions	$20,000	$—	$—	$—	$20,000
Exploration	178,886	2,109	50,624	—	126,153
Development	256,721	—	153,524	103,197	—

Total	$455,607	$2,109	$204,148	$103,197	$146,153

The Company expects that substantially all of its unproved property costs in the U.S. as of March 31, 2011 will be reclassified to proved properties within ten years.

As of March 31, 2011 and December 31, 2010, there was no write down required to the carrying amount of the crude oil and natural gas properties.

6	Short-Term Debt

In December 2009, the Company entered into a credit agreement with a private lending company, (the “PLC”) where the PLC syndicated a loan to the Company in an aggregate amount of US$5,500,000 and CDN$17,534,550 (US$16,713,738). Concurrent with the borrowing, the Company issued 2,566,666 Common Shares to the PLC at a price of CDN $1.15 (US$1.07) per share which were recorded as prepaid interest expense and were being amortized to earnings over the term of the loan. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum (see note 14). On June 30, 2010, the Company paid in full the outstanding interest and principal amount of US$22,024,020, and expensed the remaining prepaid interest.

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010

7	Long-Term Debt

On June 30, 2010, the Company entered into a senior secured loan (the “Senior Loan”) in the amount of $36 million from a U.S. based institutional private lender (the “Lender”). The Company borrowed $36,000,000 subject to an original issuer discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. Debt issuance costs of $4.9 million were incurred and are being amortized to net income on an effective interest basis.
The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010, and the principal is payable quarterly beginning June 29, 2012 in the following annual amounts:

2012	$4,050,000
2013	5,400,000
2014	6,750,000
2015	19,800,000

$36,000,000

At March 31, 2011, the fair value of the Senior Loan is $36 million. Fair value is based on level 2 inputs under the fair value hierarchy.
The Senior Loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013, without a pre-payment penalty or make whole provision. Prior to June 30, 2012, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above.
The Company used the net proceeds to repay the existing short-term debt (see note 6) and the remaining proceeds are being utilized for the capital expenditure program at the Company’s properties in Wyoming and California. NiMin is required to meet certain financial based covenants under the terms of this facility and was committed to drill a minimum of seven development wells on the Ferguson Ranch Field and total capital expenditures were limited to an amount no greater than $12 million from the date of the loan until December 31, 2010, and total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. The Senior Loan has a material adverse change clause relating to financial stability and for which the Lender can ultimately demand immediate repayment in the event of default.
8	Asset Retirement Obligations
The Company’s asset retirement obligations are based on net ownership in wells and facilities and management’s estimate of the timing and expected future costs associated with site reclamation, facilities dismantlement and the plugging and abandonment of wells.
The following table provides a reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of property and equipment:

	Period ended	Year ended
	March 31	December 31
	2011	2010

Balance, beginning of period	$1,309,789	$1,220,046
Liabilites incurred	41,039	17,743
Change in estimate	(422,814)	—
Liabilities settled	—	(9,110)
Accretion expense	17,691	81,110

Balance, end of period	$945,705	$1,309,789

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010
The present value of the asset retirement obligation is determined using an annual credit adjusted discount rate ranging from 7.3% — 12.5% per annum (2010 – 7.3%-12.5%). The Company estimates the total future amount of cash flows inflated at 2% annually required to settle its asset retirement obligations is approximately $6.2 million which will be incurred between 2012 and 2037.
9	Share Capital
a.	Authorized and Outstanding
Common Shares
NiMin is authorized to issue an unlimited number of Common Shares. As of March 31, 2011, 66,567,076 Common Shares were issued and outstanding and as of December 31, 2010, 61,690,977 Common Shares were issued and outstanding.
Preferred Shares
NiMin is also authorized to issue an unlimited number of Preferred Shares issuable in series. As of March 31, 2011, no Preferred Shares have been issued.
b.	Issued
During the three months ended March 31, 2011, 4,846,100 Common Shares have been issued pursuant to the exercise of Warrants issued in connection with the September 2009 public offering at the exercise price of CDN $1.55 per Common Share.
In May 2010, NiMin completed a public offering of Common Shares for an offering price of CDN $1.25. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.
In September 2009, the Company completed a public offering of units of the Company (“Units”), each Unit consisting of one Common Share and one warrant (“Warrant”) to acquire one Common Share for an offering price of CDN $1.25 per Unit (USD $1.13). The Company issued 11,324,900 Units for aggregate gross proceeds of CDN $14,156,125 or USD $13,078,573, net of CDN $2,265,671 or USD $2,085,777 of offering costs. The warrants are exercisable at CDN $1.55 on or before September 4, 2011, subject to certain acceleration provisions. Offering costs include a fee of 4.5% on CDN $3,273,625 of Units sold by a sub-agent, paid by the issuance of 117,851 Units issued on the same terms and conditions as the Units issued pursuant to this offering.
c.	Stock Option Plan
The Company established a stock option plan whereby options to purchase Common Shares may be granted to the Company’s directors, officers, employees and consultants. The exercise prices of stock options are denominated in Canadian dollars. The number of Common Shares issuable under the Company’s stock option plan cannot exceed 15% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company’s stock on the date of grant and the option has a maximum life of ten years. The vesting period is determined by the Board of Directors at the time of grant. Options issued by the Company generally vest one-third on the first, second, and third anniversary of the date of grant.

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010
The following table sets forth a reconciliation of the stock option activity for the periods ended March 31, 2011, and December 31, 2010:

		Weighted
	Number of	Average Exercise
	options	Price (CDN$)

Stock options outstanding at December 31, 2009	7,695,000	1.25

Options exercised	(80,000)	0.94
Options forfeited	(310,000)	1.37
Options issued	50,000	1.25

Stock options outstanding at December 31, 2010	7,355,000	1.25

Options exercised	(29,999)	1.25
Options forfeited	—	—
Options issued	795,000	1.64

Stock options outstanding at March 31, 2011	8,120,001	1.29

At March 31, 2011, stock options to purchase Common Shares were exercisable as follows:

	Number of		Average
Exercise Price	Options		Contractual Life
CDN$	Outstanding	Exerciseable	(Years)

1.25	8,120,001	2,391,668	8.75

Intrinsic Value	$6,832,801	$2,104,668

All options granted during the period had an estimated fair value determined using the Black-Scholes Model using the following weighted average assumptions.

		Weighted
		Average			Fair
		Risk Free	Weighted		Value
	Expected	Interest	Average	Dividend	per
Grant Date	Life	Rate	Volatility	Yield	Option

2009	6 years	3.04%	61.81%	—	$0.69
2010	5 years	1.79%	89.90%	—	$0.70
2011	5 years	1.66%	90.50%	—	$0.95

Total compensation expense is amortized over the vesting period of the options. Compensation expense of $666,477 has been recognized in the three month period ended March 31, 2011, ($699,602 for the three month period ended March 31, 2010) based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.
As of March 31, 2011, total unrecognized compensation cost related to unvested stock options was $4,203,243. This amount is expected to be recognized as stock-based compensation expense in the statements of operations over the remaining weighted average vesting period of 2 years.

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010

		Weighted
		Average
	Number of	Grant — Price
	Unvested	per Option
	Options	(CDN$)

Balance December 31, 2009	7,582,500	$1.28

Vested	(2,596,667)	1.26
Granted	50,000	1.25
Forfeited	(102,500)	1.34

Balance December 31, 2010	4,933,333	$1.25

Vested	—	—
Granted	795,000	1.64
Forfeited	—	—

Balance March 31, 2011	5,728,333	$1.30

When stock options are exercised the Company issues common shares from treasury.
d.	Warrants
Each Warrant is exercisable by the holder thereof to acquire one Common Share at any time before the Expiry Date, after which time the Warrants expire and become null and void. The warrants issued in connection with the September 2009 public offering are subject to the provision that the warrants may expire early in the event the Common Shares have a closing price greater than CDN$2.10 per share for a period of 20 consecutive trading days, whereupon the Corporation will have the right to provide written notice to the holders of Warrants to accelerate the expiry to a date which is 30 days from the date of such notice.
The following table sets forth a reconciliation of the warrant activity for the periods ended March 31, 2011, and December 31, 2010:

			Weighted
			Average
			Exercise
	Number of		Price
	Warrants	Amount	(CDN$)

Warrants outstanding at December 31, 2009	13,641,150	509,960	1.65

Warrants expired	(1,291,809)	(584,942)	2.31
Reclassified from warrant liability (i)		74,982

Warrants outstanding at December 31, 2010	12,349,341	—	1.58

Warrants exercised	(4,846,100)		1.55
Reclassified from warrant liability (i)

Warrants outstanding at March 31, 2011	7,503,241		1.60

(i)	The exercise prices of the warrants outstanding upon completion of the Merger became denominated in Canadian dollars, which is not the functional currency of the Company (which is the U.S. dollar). As a result, the warrants are classified as a liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value is recognized in earnings. The fair value of warrants

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010

outstanding was calculated using the Black-Scholes Model using the following weighted average assumptions:

	Weighted	Weighted
	Average	Average Risk	Weighted
	Expected	Free	Average	Dividend
	Life	Interest Rate	Volatility	Yield

December 31, 2010	1.75	1.46%	85.90%	—
March 31, 2011	1.05	1.77%	66.71%	—

At March 31, 2011, the fair value of the outstanding warrants was $6,129,748, with a charge of $4.57 million recognized in current period earnings. A gain of $2.60 million was recognized in earnings for the period ended March 31, 2010.
The following table summarizes NiMin’s warrants exercisable at March 31, 2011:

	Number of	Exercise
Expiration Date	Warrants	Price (CDN$)

March 10, 2016	581,590	1.72
October 15, 2017	325,000	2.48
September 6, 2011	6,596,651	1.55

	7,503,241

e.	Per Share Amounts
Basic earnings (loss) per share are computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share are calculated using the treasury stock method to determine the dilutive effect of the stock options. The treasury stock method assumes that the proceeds received from the exercise of “in the money” stock options and warrants are used to repurchase common shares at the average market price during the period. The weighted average number of shares assumed to be outstanding was as follows:

	Three months ended
	March 31,
	2011	2010

Net loss	$(8,477,213)	$(221,113)
Basic and diluted shares outstanding	64,633,877	52,411,671
Loss per basic and diluted share	$(0.13)	$(0.00)

Potential common shares from the exercise of stock options and warrants were excluded from the diluted loss per share calculation because their effect was anti-dilutive as a result of the Company’s net loss for the periods ended March 31, 2011 and 2010.

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010
10	Income Taxes
The Company has non-capital losses of approximately $88.5 million that expire between 2027 and 2031. The benefit of these losses has not been recognized in these financial statements as a full valuation allowance has been taken.
11	Commitments
The Company entered into operating lease arrangements for office space for the headquarters in Carpinteria, California and for a field office in Cody, Wyoming in February 2010. The future minimum lease payments by calendar year are as follows:

Year	Total

2011	$86,899
2012	$117,778
2013	$27,630
2014	$9,600

The Company’s Senior Loan has a 12.5% fixed interest rate payable quarterly with a term of five years. The future interest rate payments by calendar year are as follows:

Year	Total
2011	3,390,411
2012	4,372,746
2013	3,739,007
2014	3,021,473
2015	1,171,233
12	Financial Instruments
a.	Fair Value
The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, commodity derivative liabilities, restricted investments, accounts payable and accrued liabilities, warrants, and long-term debt. For all periods presented, the fair value of financial instruments approximated their carrying values due to their near term maturity, except for long-term debt where the fair value was determined using quoted borrowing rates and therefore was considered level 2, the fair value of the commodity derivative was based on estimated forward commodity prices and therefore was considered level 2, and warrants where the fair value was calculated using the Black-Scholes Model and therefore was considered level 3.
b.	Credit Risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and from petroleum and natural gas marketers.
The majority of the Company’s receivables are within the oil and gas industry, primarily from its industry partners. The receivables are not collateralized. To date, the Company has experienced minimal bad debts, and has no allowance for doubtful accounts. The majority of the Company’s cash and cash equivalents are held by two financial institutions, one in the U.S. and the other in Canada. As of March 31, 2011 and

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010
December 31, 2010 the accounts receivable balances are substantially all from the sale of oil and gas. All receivables are current and therefore, no provision was determined to be required.
The carrying amount of trade accounts receivable, cash and cash equivalents and restricted investments represents the maximum credit exposure.
Our economic hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a contract. We use master agreements which allow us, in the event of default, to elect early termination of all contracts with the defaulting counterparty. If we choose to elect early termination, all asset and liability positions with the defaulting counterparty would be net settled at the time of election. We also monitor the creditworthiness of our counterparty on an ongoing basis. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions. If the creditworthiness of our counterparty, deteriorates and results in its nonperformance, we could incur a significant loss.
Some of our customers may be experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of our customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.
c.	Liquidity Risk
Liquidity risk includes the risk that, as a result of operational liquidity requirements there will not be sufficient funds to settle a transaction on the due date; the Company will be forced to sell financial assets at a value which is less than fair value; or the Company may be unable to settle or recover any part of a financial asset.
The Company’s operating cash requirements including amounts projected to complete our existing capital expenditure program are continuously monitored and adjusted as input variables change. These variables include but are not limited to, available bank lines, oil and natural gas production from existing wells, results from new wells drilled, commodity prices, cost overruns on capital projects and changes to government regulations relating to prices, taxes, royalties, land tenure, allowable production and availability of markets. As these variables change, liquidity risks may necessitate the need for the Company to conduct equity issues or obtain project debt financing. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

NiMin Energy Corp.
Notes to Interim Consolidated Financial Statements
For the Periods Ended March 31, 2011 and 2010
The following are the contractual maturities of financial liabilities and associated interest payments as of March 31, 2011:

Financial Liability	< 1 Year	1-2 Years	3-5 Years	Thereafter

Accounts payable	$3,196,185	—	—	—
Accrued liabilites	845,747	—	—	—
Commodity derivative liability	2,326,703	1,454,620	—	—
Long-term debt — principal	—	9,450,000	26,550,000	—
Interest payable on long-term debt	4,509,263	7,811,222	3,374,384	—
Warrants (i)	4,644,549	—	—	1,485,199

Total	$15,522,447	18,715,842	29,924,384	1,485,199

(i)	Based upon the expiration date of the underlying warrants
d.	Commodity Price Risk Management
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.
In January of 2010, the Company entered into a derivative financial contract for the sale of 7,500 barrels of NYMEX West Texas Intermediate crude oil production per month at a fixed rate of $85.10 per barrel until December 2011.
In December 2010, the Company entered into a derivative financial contract for 125 Bbls of oil per day for 2011 and 250 Bbls of oil per day for 2012 at a fixed rate of $90.40 per barrel.
During the period ended March 31, 2011, the Company had realized losses of $245,793 on the settlement of the derivative financial contract.
The financial contract is classified as held for trading and is recorded at fair value on the consolidated balance sheet. At March 31, 2011, the fair value is calculated based on the future prices of crude oil at March 31, 2011, for the remaining term of the contract at present value. Fair value is based on level 2 inputs under the fair value hierarchy. As of March 31, 2011, if oil prices had been higher by $1.00 per Bbl with all other variables held constant, the net change in the fair value of the commodity derivative liability would have been higher by approximately $0.2 million
13	Supplemental Cash Flow Information
At March 31, 2011, the Company holds $803,469 of restricted investments, held in bonds for the right to operate in the states of California and Wyoming.
14	Related Party Transactions
The Company entered into a credit agreement with the PLC in which a director of the Company is the President of the PLC (see note 6). The transaction was recorded at the amount negotiated and agreed to by the two parties. On June 30, 2010, the Company paid in full the interest and principal outstanding on the short-term debt. For the periods ended June 30, 2010 and 2009, the Company recorded interest expense of $4,074,709 and $Nil on this credit agreement.